June 22, 2007

VIA EDGAR AND HAND DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Mail Stop 6010

Attn:   Russell Mancuso
            Eduardo Aleman

Re:	comScore, Inc.
Registration Statement on Form S-1 (File No. 333-141740); and
Registration Statement on Form 8-A (File No. 000-1158172)

Acceleration Request Requested Date: Requested Time:	June 26, 2007 2:30 P.M. Eastern Daylight Time

Ladies and Gentlemen:

     Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, comScore, Inc. (the “Company") hereby respectfully requests that the above-referenced registration statement on Form S-1 (the “Registration Statement") be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff (the “Staff") of the Securities and Exchange Commission (the “Commission"). The Company also requests that the above-referenced registration statement on Form 8-A filed with the Commission on June 6, 2007 be declared effective concurrently with the Registration Statement.

     The Company hereby authorizes each of Robert G. Day, Mark R. Fitzgerald and Michael C. Labriola, of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Company, to make such request on our behalf.

     In connection with this acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission
June 22, 2007

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert comments that it has received from the Staff and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We request that we be notified of the effectiveness of the Registration Statement by telephone call to Michael C. Labriola, of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (202) 973-8800 or Mark Fitzgerald, of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (202) 973-8805 or (703) 864-6313 (mobile).

     Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Michael C. Labriola via facsimile at (202) 973-8899 and via mail to Wilson Sonsini Goodrich & Rosati, Professional Corporation, 1700 K Street, NW, Fifth Floor, Washington, DC 20006.

     Under separate cover, Credit Suisse Securities (USA) LLC, as representative of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date. The representative will also provide you with information with respect to clearance from the National Association of Securities Dealers, Inc. prior to the effective date.

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Securities and Exchange Commission
June 22, 2007

     Please direct any questions or comments regarding this acceleration request to Michael C. Labriola at (202) 973-8800 or Mark Fitzgerald at (202) 973-8805 or (703) 864-6313 (mobile).

Very truly yours,

COMSCORE, INC.

/s/ Christiana L. Lin

Christiana L. Lin
General Counsel and Chief Privacy Officer

cc:	Magid M. Abraham, Ph.D., comScore, Inc.
John M. Green, comScore, Inc.
Mark R. Fitzgerald, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Robert G. Day, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Michael C. Labriola, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Andrew J. Pitts, Cravath, Swaine & Moore LLP